August 18, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 155 to the Trust’s Registration Statement (the “Amendment”). The main purpose of the filing is to register shares of Rational Dynamic Brands Fund, a new series of the Trust.

If you have any questions, I may be reached at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins